UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐  No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 22, 2021	By /s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 20, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the Result of the e-voting at the 27th Annual General Meeting (AGM) and remote e-voting on resolutions of HDFC Bank Ltd held on July 17, 2021.

Exhibit I

July 20, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Sub: Result of the e-voting at the 27th Annual General Meeting (AGM) and remote e-voting on resolutions of HDFC Bank Ltd (‘the Bank’)

We hereby submit the results of the e-voting at the 27th AGM of the Bank held on July 17, 2021 by Video Conference (VC), as well as the results of the remote e-voting conducted for all resolutions as specified in the Notice of the 27th AGM dated June 18, 2021.

Date of the 27th AGM	July 17, 2021
Total no. of shareholders as on the record date	1592130
No. of shareholders who attended the meeting through video conferencing:
a) Promoters and Promoter Group	1
b) Public	357

All the resolutions at the AGM were passed with requisite majority. The Report of M/s. BN & Associates, Scrutinizers, is enclosed herewith.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary

HDFC BANK LTD - AGM Date 17th July, 2021

Date of the AGM	17th July, 2021
Total number of shareholders on record date	1592130
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	1
Public:	357

Resolution required: (Ordinary/Special)	Ordinary (1) : To receive, consider and adopt the audited financial statements
(standalone) of the Bank for the financial year ended March 31, 2021 and the
			Reports of the Board of Directors and Auditors thereon.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
				% of Votes			% of Votes in	% of Votes
		No. of	No. of	Polled on	No. of	No. of	favour on	against on
		shares	Votes	outstanding	Votes -	Votes -	votes	votes
Category	Mode of Voting	held	Polled	Shares	in Favour	Against	Polled	Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2368265327	86.334	2367692456	572871	99.976	0.024
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2368265327	86.334	2367692456	572871	99.976	0.024

Public - Non Institutions	E-Voting		12216317	0.755	12206490	9827	99.920	0.080
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	12216317	0.755	12206490	9827	99.920	0.080

Total		5526719098	3545107478	64.145	3544524780	582698	99.984	0.016

Resolution required: (Ordinary/Special)			Ordinary (2) : To receive, consider and adopt the audited financial statements (consolidated) of the Bank for the financial year ended March 31, 2021 and the Report of Auditors thereon.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
				% of Votes			% of Votes in	% of Votes
		No. of	No. of	Polled on	No. of	No. of	favour on	against on
		shares	Votes	outstanding	Votes -	Votes -	votes	votes
Category	Mode of Voting	held	Polled	Shares	in Favour	Against	Polled	Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2368265327	86.334	2367692456	572871	99.976	0.024
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2368265327	86.334	2367692456	572871	99.976	0.024

Public - Non Institutions	E-Voting		12211995	0.754	12201074	10921	99.911	0.089
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	12211995	0.754	12201074	10921	99.911	0.089

Total		5526719098	3545103156	64.145	3544519364	583792	99.984	0.016

Resolution required: (Ordinary/Special)			Ordinary (3) : To declare dividend on Equity Shares.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
				% of Votes			% of Votes in	% of Votes
		No. of	No. of	Polled on	No. of	No. of	favour on	against on
		shares	Votes	outstanding	Votes -	Votes -	votes	votes
Category	Mode of Voting	held	Polled	Shares	in Favour	Against	Polled	Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2421182624	88.263	2421182624	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2421182624	88.263	2421182624	0	100.000	0.000

Public - Non Institutions	E-Voting		12226147	0.755	12215679	10468	99.914	0.086
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	12226147	0.755	12215679	10468	99.914	0.086

Total		5526719098	3598034605	65.103	3598024137	10468	100.000	0.000

Resolution required: (Ordinary/Special)			Ordinary (4) : To appoint a director in place of Mr. Srikanth Nadhamuni (DIN 02551389), who retires by rotation and, being eligible, offers himself for re-appointment.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2383362043	86.885	2370633193	12728850	99.466	0.534
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2383362043	86.885	2370633193	12728850	99.466	0.534

Public - Non Institutions	E-Voting		12217098	0.755	12174399	42699	99.650	0.350
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	12217098	0.755	12174399	42699	99.650	0.350

Total		5526719098	3560204975	64.418	3547433426	12771549	99.641	0.359

Resolution required: (Ordinary/Special)			Ordinary (5) : To ratify the additional audit fees to the Statutory Auditors, MSKA & Associates, Chartered Accountants.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2420862310	88.252	2416740891	4121419	99.830	0.170
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2420862310	88.252	2416740891	4121419	99.830	0.170

Public - Non Institutions	E-Voting		12213280	0.754	12142451	70829	99.420	0.580
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	12213280	0.754	12142451	70829	99.420	0.580

Total		5526719098	3597701424	65.097	3593509176	4192248	99.883	0.117

Resolution required: (Ordinary/Special)			Ordinary (6) : To revise the term of office of MSKA & Associates as Statutory Auditors of the Bank and to fix the overall audit fees of the joint Statutory Auditors.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2420862310	88.252	2414790539	6071771	99.749	0.251
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2420862310	88.252	2414790539	6071771	99.749	0.251

Public - Non Institutions	E-Voting		12218893	0.755	12160390	58503	99.521	0.479
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	12218893	0.755	12160390	58503	99.521	0.479

Total		5526719098	3597707037	65.097	3591576763	6130274	99.830	0.170

Resolution required: (Ordinary/Special)			Ordinary (7) : To appoint joint Statutory Auditors.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2420862310	88.252	2415382399	5479911	99.774	0.226
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2420862310	88.252	2415382399	5479911	99.774	0.226

Public - Non Institutions	E-Voting		12218195	0.755	12197920	20275	99.834	0.166
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	12218195	0.755	12197920	20275	99.834	0.166

Total		5526719098	3597706339	65.097	3592206153	5500186	99.847	0.153

Resolution required: (Ordinary/Special)			Ordinary (8) : In supersession of the resolution of the Members of the Bank passed at the 22nd AGM dated July 21, 2016, to approve the revised remuneration of non-executive directors except for Part Time Non-Executive Chairperson.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
				% of Votes			% of Votes in	% of Votes
		No. of	No. of	Polled on	No. of	No. of	favour on	against on
		shares	Votes	outstanding	Votes -	Votes -	votes	votes
Category	Mode of Voting	held	Polled	Shares	in Favour	Against	Polled	Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2383362043	86.885	2382719172	642871	99.973	0.027
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2383362043	86.885	2382719172	642871	99.973	0.027

Public - Non Institutions	E-Voting		11600066	0.717	11502808	97258	99.162	0.838
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	11600066	0.717	11502808	97258	99.162	0.838

Total		5526719098	3559587943	64.407	3558847814	740129	99.979	0.021

Resolution required: (Ordinary/Special)			Special (9) : To approve the re-appointment Mr. Umesh Chandra Sarangi (DIN 02040436) as an Independent Director.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
				% of Votes			% of Votes in	% of Votes
		No. of	No. of	Polled on	No. of	No. of	favour on	against on
		shares	Votes	outstanding	Votes -	Votes -	votes	votes
Category	Mode of Voting	held	Polled	Shares	in Favour	Against	Polled	Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2378558789	86.709	2318281719	60277070	97.466	2.534
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2378558789	86.709	2318281719	60277070	97.466	2.534

Public - Non Institutions	E-Voting		12197096	0.753	12144027	53069	99.565	0.435
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	12197096	0.753	12144027	53069	99.565	0.435

Total		5526719098	3555381719	64.331	3495051580	60330139	98.303	1.697

Resolution required: (Ordinary/Special)			Ordinary (10) : To approve the appointment Mr. Atanu Chakraborty (DIN 01469375) as a Part time Non-Executive Chairman and Independent Director of the Bank.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2379471838	86.743	2374398704	5073134	99.787	0.213
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2379471838	86.743	2374398704	5073134	99.787	0.213

Public - Non Institutions	E-Voting		12201245	0.754	12140368	60877	99.501	0.499
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	12201245	0.754	12140368	60877	99.501	0.499

Total		5526719098	3556298917	64.347	3551164906	5134011	99.856	0.144

Resolution required: (Ordinary/Special)			Ordinary (11) : To approve the appointment of Dr. (Ms.) Sunita Maheshwari (DIN 01641411) as an Independent Director.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2380813920	86.792	2379380766	1433154	99.940	0.060
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2380813920	86.792	2379380766	1433154	99.940	0.060

Public - Non Institutions	E-Voting		12197863	0.753	12145490	52373	99.571	0.429
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	12197863	0.753	12145490	52373	99.571	0.429

Total		5526719098	3557637617	64.372	3556152090	1485527	99.958	0.042

Resolution required: (Ordinary/Special)			Ordinary (12) : To ratify and approve the related party transactions with Housing Development Finance Corporation Limited.

Whether promoter/ promoter group are interested in the agenda/resolution?			Yes

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	0	0.000	0	0	0.000	0.000

Public - Institutions	E-Voting		2419539727	88.203	2419539727	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2419539727	88.203	2419539727	0	100.000	0.000

Public - Non Institutions	E-Voting		9968919	0.616	9928950	39969	99.599	0.401
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	9968919	0.616	9928950	39969	99.599	0.401

Total		5526719098	2429508646	43.959	2429468677	39969	99.998	0.002

Resolution required: (Ordinary/Special)			Ordinary (13) : To ratify and approve the related party transactions with HDB Financial Services Limited.

Whether promoter/ promoter group are interested in the agenda/resolution?			Yes

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	0	0.000	0	0	0.000	0.000

Public - Institutions	E-Voting		2419539727	88.203	2419539727	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2419539727	88.203	2419539727	0	100.000	0.000

Public - Non Institutions	E-Voting		9967717	0.616	9913567	54150	99.457	0.543
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	9967717	0.616	9913567	54150	99.457	0.543

Total		5526719098	2429507444	43.959	2429453294	54150	99.998	0.002

Resolution required: (Ordinary/Special)	Special (14) : To Issue Unsecured Perpetual Debt Instruments (part of
Additional Tier I capital), Tier II Capital Bonds and Long Term Bonds
(financing of infrastructure and affordable housing) on a private placement
			basis.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2419605741	88.206	2418840965	764776	99.968	0.032
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2419605741	88.206	2418840965	764776	99.968	0.032

Public - Non Institutions	E-Voting		12212056	0.754	12149836	62220	99.491	0.509
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	12212056	0.754	12149836	62220	99.491	0.509

Total		5526719098	3596443631	65.074	3595616635	826996	99.977	0.023

Resolution required: (Ordinary/Special)			Special (15) : To consider amendment to the ESOS-Plan D-2007 as approved by the Members.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2420928324	88.254	2404439065	16489259	99.319	0.681
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2420928324	88.254	2404439065	16489259	99.319	0.681

Public - Non Institutions	E-Voting		10552624	0.652	10461493	91131	99.136	0.864
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	10552624	0.652	10461493	91131	99.136	0.864

Total		5526719098	3596106782	65.068	3579526392	16580390	99.539	0.461

Resolution required: (Ordinary/Special)			Special (16) : To consider amendment to the ESOS-Plan E-2010 as approved by the Members.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
				% of Votes			% of Votes in	% of Votes
		No. of	No. of	Polled on	No. of	No. of	favour on	against on
		shares	Votes	outstanding	Votes -	Votes -	votes	votes
Category	Mode of Voting	held	Polled	Shares	in Favour	Against	Polled	Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2420928324	88.254	2404439065	16489259	99.319	0.681
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2420928324	88.254	2404439065	16489259	99.319	0.681

Public - Non Institutions	E-Voting		10554522	0.652	10464291	90231	99.145	0.855
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	10554522	0.652	10464291	90231	99.145	0.855

Total		5526719098	3596108680	65.068	3579529190	16579490	99.539	0.461

Resolution required: (Ordinary/Special)			Special (17) : To consider amendment to the ESOS-Plan F-2013 as approved by the Members.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
				% of Votes			% of Votes in	% of Votes
		No. of	No. of	Polled on	No. of	No. of	favour on	against on
		shares	Votes	outstanding	Votes -	Votes -	votes	votes
Category	Mode of Voting	held	Polled	Shares	in Favour	Against	Polled	Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2420928324	88.254	2404439065	16489259	99.319	0.681
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2420928324	88.254	2404439065	16489259	99.319	0.681

Public - Non Institutions	E-Voting		10557890	0.652	10466919	90971	99.138	0.862
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	10557890	0.652	10466919	90971	99.138	0.862

Total		5526719098	3596112048	65.068	3579531818	16580230	99.539	0.461

Resolution required: (Ordinary/Special)			Special (18) : To consider amendment to the ESOS-Plan G-2016 as approved by the Members.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
				% of Votes			% of Votes in	% of Votes
		No. of	No. of	Polled on	No. of	No. of	favour on	against on
		shares	Votes	outstanding	Votes -	Votes -	votes	votes
Category	Mode of Voting	held	Polled	Shares	in Favour	Against	Polled	Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2420928324	88.254	2404439065	16489259	99.319	0.681
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2743137012	2420928324	88.254	2404439065	16489259	99.319	0.681

Public - Non Institutions	E-Voting		10558266	0.652	10473310	84956	99.195	0.805
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1618956252	10558266	0.652	10473310	84956	99.195	0.805

Total		5526719098	3596112424	65.068	3579538209	16574215	99.539	0.461